United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Walgreens Boots Alliance, Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, MA 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing diversified shareholder value and company Financial Returns: A Rebuttal to the wallgreens boots alliance Board

We urge shareholders to vote “FOR” Item 7 of the walgreens boots alliance proxy

The Shareholder Commons urges you to vote “FOR” Item 7 on the proxy, the shareholder proposal requesting that Walgreens Boots Alliance (“Walgreens” or the “Company”) pay a living wage, thereby protecting its diversified shareholders’ portfolios from economic harm that arises from low wages and income inequality.

The Shareholder Commons is a non-profit advocate for diversified shareholders that works with investors to stop portfolio companies such as Walgreens from externalizing costs when doing so threatens the value of diversified portfolios.

A.	The Proposal

The Proposal asks Walgreens to pay a living wage:

BE IT RESOLVED, shareholders ask that the board and management exercise their discretion to establish Company wage policies that are reasonably designed to provide workers with the minimum earnings necessary to meet a family’s basic needs, such policies to include reference to established living wage frameworks and timeframes for adoption and to comply with relevant legal obligations.

For the diversified investors who make up a large portion of Walgreens shareholders, the cost of a financially insecure labor force and attendant inequality and racial disparity may very well outweigh any profits Walgreens receives from paying less than a living wage.

Support the Proposal to PROTECT YOUR PORTFOLIO FROM A CORPORATE PRACTICE THAT DRAGS DOWN THE ECONOMY.

Voting “FOR” Item 7 does not constitute a criticism of Walgreens’ business decisions or workforce efforts to date. Indeed, management may believe it has a mandate to prioritize enterprise value over living wages. The requested change in base pay is intended to protect Walgreens’ shareholders from a practice that focuses on Walgreens’ enterprise value but ignores broader economic concerns, despite the correlation of broad economic performance and the portfolio values of the Company’s diversified shareholders.

Without the requested change, shareholders will continue to absorb the costs of Walgreens’ underpayment of its workers in their portfolios.

1.	Walgreens’ management miscasts the Proposal

As we explain further below, Walgreens’ management demonstrates a misunderstanding of the issues the Proposal raises in two essential ways:

•	Management either does not comprehend or fails to acknowledge the significant differences between living wages and competitive wages. An employer can pay wages that are competitive in its industry and/or region and still leave its workforce impoverished.

•	Management appears not to understand that the Proposal’s focus is shareholders. While Walgreens has indeed made progress in improving its team members’ pay and compensation to the extent that doing so maximizes its own “success,” this Proposal deals strictly with the economic interests of its shareholders and corporate activities that undermine those interests.

Management’s assertion that it already takes “appropriate action to consider the issues raised in the stockholder proposal” is thus manifestly false. In its Opposition Statement, Management does not even address the issues raised in the proposal.

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2.	The Proposal will help Walgreens and its shareholders to navigate the difficult balance between maximizing enterprise value and limiting the risks and costs associated with a financially insecure workforce

A pharmacy and retail leader such as Walgreens must manage its labor costs carefully if it wishes to remain competitive with its peers. The Company has exhibited leadership in its workforce policies and practices and takes pride in the measures it describes in the Opposition Statement.

However, as with any for-profit business enterprise, Walgreens’ efforts to improve its compensation and workforce practices may face perceived constraints when such improvements threaten to reduce profitability. For example, paying a living wage could increase costs, which Walgreens cites as an enterprise risk in its most recent annual report.1 Alternatively, the reinvestment of profits necessary to achieve a financially secure workforce might not yield the financial return the Company targets.

If Walgreens’ management seeks to optimize the financial value of the Company, they may feel constrained to trade off higher wages for profits. Unfortunately for diversified shareholders, Walgreens appears to make this trade-off, limiting its baseline compensation in favor of preserving enterprise value, as demonstrated in the following section.

Closing the living wage gap worldwide could generate as much as an additional $4.56 trillion every year through increased productivity and spending,2 which equates to a more than 4 percent increase in annual GDP. Inadequate pay thus materially reduces the intrinsic value of the global economy, which in turn affects investment portfolios, as we explain further in section C.

B.	Walgreens’ decisions on employee compensation do not account for economic impact

1.	Walgreens fails to pay all its employees a living wage, which may exacerbate inequality that creates a drag on diversified portfolios

Walgreens’ starting wages for its lowest paid workers fall well below a living wage. The living wage model reflects “the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”3 The living wage is abstemious, making no allowances for savings, consumption of even modest prepared foods, or home purchases, among other things. As the MIT Living Wage Calculator explains:

The living wage is the minimum income standard that, if met, draws a very fine line between the financial independence of the working poor and the need to seek out public assistance or suffer consistent and severe housing and food insecurity. In light of this fact, the living wage is perhaps better defined as a minimum subsistence wage for persons living in the United States.4

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/1618921/000161892123000062/wba-20230831.htm, p. 13.

2 The Business Commission to Tackle Inequality, “Tackling Inequality: The Need and Opportunity for Business Action,” June 2022, https://tacklinginequality.org/files/introduction.pdf.

3 https://livingwage.mit.edu/pages/about (Living wage is a “market-based approach that draws upon geographically specific expenditure data related to a family’s likely minimum food, childcare, health insurance, housing, transportation, and other basic necessities (e.g. clothing, personal care items, etc.) costs. The living wage draws on these cost elements and the rough effects of income and payroll taxes to determine the minimum employment earnings necessary to meet a family’s basic needs while also maintaining self-sufficiency.”)

4 Ibid.

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Meanwhile, the minimum wage is the lowest legal pay rate companies can offer their employees. Many people believe this is the same as a living wage, but that is not the case. Indeed, in some regions, the chasm between the two is substantial. The U.S. federal minimum wage stood at $7.25 per hour in 2023

Walgreens says its current lowest hourly wage for its U.S. employees is $15 an hour, highlighting the fact that this is a significant improvement on the federal minimum wage. By comparison, the U.S. living wage in 2022 was $25.02 per hour per worker for a family of four with two working adults.5 Walgreens does not disclose its lowest wage for its international operations.

Walgreens’ U.S. stores are located in widely varied areas with different costs of living. Noting that, we provide in the following table the 2022 living wage for selected Walgreens locations:6

Store Location	Living wage: 1 adult, 0 children	Living wage: 2 working adults, 2 children
Greenwood, MS	$14.28/hour	$20.71/hour
Hogansville, GA	$15.62/hour	$22.15/hour
Deerfield, IL	$19.23/hour	$26.32/hour
New York, NY	$22.51/hour	$30.79/hour
San Francisco, CA	$23.72/hour	$35.01/hour

In other words, Walgreens’ starting pay only meets the basic needs of single, childless employees in the areas of the country with the lowest costs of living. Walgreens’ base pay is far less than necessary to sustain a family of four with both adults working full time, even in locations with the lowest cost of living.

A reasonable explanation for Walgreens’ decision not to pay a living wage, especially considering management’s recent efforts to improve wage structures, is that the Company approach to compensation does not recognize economy-wide risk mitigation and instead focuses on the risks to its own business.

C.	Poverty wages and income inequality threaten the returns of Walgreens’ diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.7 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.8 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”9 Similar principles govern other investment fiduciaries.10

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5 https://livingwage.mit.edu/articles/103-new-data-posted-2023-living-wage-calculator

6 See MIT’s Living Wage Calculator at https://livingwage.mit.edu/

7 See generally, Burton G. Malkiel, A Random Walk Down Wall Street (2015).

8 Id.

9 29 USC Section 404(a)(1)(C).

10 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

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2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [which] drives some 91 percent of the average portfolio’s return.”11 As shown in the next section, the social and environmental impacts of individual companies such as Walgreens can have a significant effect on beta.

3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.12 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.13

But the social and environmental costs created by companies pursuing profits can burden the economy.14 For example, research reveals that income inequality and attendant racial and gender disparity harm the entire economy. According to the Economic Policy Institute, income inequality is slowing U.S. economic growth by reducing demand by 2-4 percent.15 The Federal Reserve Bank of San Francisco determined that gender and racial gaps created $2.9 trillion in losses to U.S. GDP in 2019.16 Moreover, a recent report from Citigroup found that had four key racial gaps for Black Americans—wages, education, housing, and investment—been closed in 2000, $16 trillion could have been added to the U.S. economy. Closing those gaps in 2020 could have added $5 trillion to the U.S. economy over the ensuing five years.17 The same study explains steps that corporations could take to reduce the gap. This drag on GDP directly reduces the return on a diversified portfolio over the long term.

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11 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money (2016).

12 Principles for Responsible Investment & UNEP Finance Initiative, Universal Ownership: Why Environmental Externalities Matter to Institutional Investors, Appendix IV, https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

13 See, e.g., https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm (total market capitalization to GDP “is probably the best single measure of where valuations stand at any given moment”).

14 The Shareholder Commons, “Living Wage & the Engagement Gap: Using a Systems Lens to Build Portfolio Value through Improved Wages,” November, 2023, https://theshareholdercommons.com/case-studies/labor-and-inequality-case-study/.

15 Josh Bivens, Inequality is slowing U.S. economic growth: Faster wage growth for low- and middle-wage workers is the solution, Economic Policy Institute (December 12, 2017), available at https://www.epi.org/publication/secular-stagnation/.

16 Federal Reserve Bank of San Francisco et al., “The Economic Gains from Equity,” Federal Reserve Bank of San Francisco, Working Paper Series, April 7, 2021, 1.000-30.000, https://doi.org/10.24148/wp2021-11.

17 Dana Peterson and Catherine Mann, “Closing the Racial Inequality Gaps: The Economic Cost of Black Inequality in the U.S.” (Citi, September 2020),

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Conversely, closing the living wage gap worldwide could generate an additional $4.56 trillion every year through increased productivity and spending,18 which equates to a more than 4 percent increase in annual GDP.

The reduction in economic productivity caused by income inequality and racial disparity directly reduces returns on diversified portfolios,19 and creates serious social costs that further threaten financial markets. For example, excessive inequality can erode social cohesion and heighten political polarization, leading to social instability.20

Excessive inequality is also a social determinant of health that is linked to more chronic health conditions developed earlier in life, thereby increasing health costs and decreasing the value of human capital.21 A recent study found that “a sustained history of low-wage earning in midlife was associated with significantly earlier and excess mortality, especially for workers whose low-wage earning was experienced in the context of employment instability.”22 Early and excess mortality, in turn, has its own economic costs. Researchers calculated a potential economic output loss of up to 2.6 percent of GDP by 2030 in low-income countries and 0.9 percent in upper-middle-income countries from early and excess mortality.23

A recent U.S. Government Accountability Office report24 revealed how taxpayers foot the bill when corporations underpay their workers. Millions of full-time workers rely on federal health care and food assistance programs just to get by, and the wholesale and retail trade is in the top five industries with the highest concentration of working adults enrolled in Medicaid and SNAP.25 This, of course, is a form of corporate welfare, in that taxpayers—and, by extension, shareholders—are subsidizing employers who pay low wages.

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https://ir.citi.com/%2FPRxPvgNWu319AU1ajGf%2BsKbjJjBJSaTOSdw2DF4xynPwFB8a2jV1FaA3Idy7vY59bOtN2lxVQM=.

18 The Business Commission to Tackle Inequality, “Tackling Inequality: The Need and Opportunity for Business Action,” June 2022, https://tacklinginequality.org/files/introduction.pdf.

19 Ibid n.15.

20 International Monetary Fund, IMF Fiscal Monitor: Tackling Inequality (October 2017), available at https://www.imf.org/en/publications/fm/issues/2017/10/05/fiscal-monitor-october-2017.

21 Anne Matusewicz and Henry Mason, “Facing Hard Truths: The Material Risk of Rising Inequality,” Pensions & Investments, September 16, 2020, https://www.pionline.com/sponsored-content/facing-hard-truths-material-risk-rising-inequality.

22 Katrina L. Kezios et al., “History of Low Hourly Wage and All-Cause Mortality Among Middle-Aged Workers,” JAMA 329, no. 7 (February 21, 2023): 561, https://doi.org/10.1001/jama.2023.0367.

23 Blake C. Alkire et al., “The Economic Consequences Of Mortality Amenable To High-Quality Health Care In Low- And Middle-Income Countries,” Health Affairs 37, no. 6 (June 2018): 988–96, https://doi.org/10.1377/hlthaff.2017.1233.

24 United States Government Accountability Office, Federal Social Safety Net Programs: Millions of Full-Time Workers Rely on Federal Health Care and Food Assistance Programs (October 202), available at https://www.gao.gov/assets/gao-21-45.pdf.

25 Ibid.

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For a full survey of the empirical evidence for the economic damage arising from poverty wages and income inequality, see The Shareholder Commons, “Living Wage & the Engagement Gap: Using a Systems Lens to Build Portfolio Value through Improved Wages,” November, 2023, https://theshareholdercommons.com/case-studies/labor-and-inequality-case-study/.

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by contributing to inequality, the profits earned for their shareholders may be inconsequential in comparison to the added costs the economy bears.

Economists have long recognized that profit-seeking firms will not account for costs they impose on others, and there are many profitable strategies that harm stakeholders, society, and the environment.26 Indeed, in 2018, publicly listed companies around the world imposed social and environmental costs on the economy with a value of $2.2 trillion annually—more than 2.5 percent of global GDP.27 This cost was more than 50 percent of the profits those companies reported.

As shown below in Figure 1, Walgreens’ choices that contribute to a financially insecure labor force threaten its diversified shareholders’ financial returns, even if those decisions might benefit Walgreens financially.

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26 See, e.g., Kaushik Basu, Beyond the Invisible Hand: Groundwork for a New Economics 10 (2011) (explaining the First Fundamental Theorem of Welfare Economics as the strict conditions (including the absence of externalities) under which competition for profit produces optimal social outcomes).

27 Andrew Howard, SustainEx: Examining the social value of corporate activities, (Schroders 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

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Figure 1

4.	Walgreens could mitigate the costs it externalizes by paying a living wage

A living wage, while no panacea, would at least provide the minimum income necessary for Walgreens’ workers to meet their most basic needs.

As a recent essay in The New York Times observed:

“[W]hile it is a common refrain that a living wage would force employers to hire fewer workers and thus destroy jobs, there are persuasive empirical and philosophical responses to this objection. The stagnation of real wages for American workers does not reflect their low productivity so much as the increasing concentration of wealth within companies. In 1965, the average top chief executive made 21 times as much as a typical worker in America. In 2020, the ratio was 351 to 1.”28

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28 Nick Romeo, The M.I.T. Professor Defining What It Means to Live, The New York Times (December 28, 2021), available at https://www.nytimes.com/2021/12/28/opinion/living-wage-calculator.html.

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At Walgreens, that pay gap is worse. As noted in the Company proxy statement, our former CEO made 407 times our median compensated employee in 2023.

Moreover, Walgreens’ decision-makers—who are heavily compensated in equity—do not share the same broad market risks as Walgreens’ diversified shareholders. Companies that fail to pay a living wage impose negative externalities on the broader economy, and diversified shareholders bear the cost.

Walgreens’ disclosures demonstrate that it simply fails to address the financial insecurity and income inequality inherent in its failure to provide its workforce a living wage. Given the Company’s operational focus on enterprise value and limited allocation of resources toward workforce compensation, shareholders must ask Walgreens to pay a living wage so as to stop externalizing costs onto the broader economy. Investors must make this request because a healthy economy is a far greater value driver of their portfolio value than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.29

D.	In its opposition statement, Walgreens either fails to understand or refuses to acknowledge the point

Walgreens may be making decisions regarding its compensation and workforce practices without regard to the impact its remuneration approach has on economic productivity and, by extension, its diversified shareholders’ portfolios.

1.	Walgreens asserts that it pays “competitive” wages, ignoring the subject of a living wage

This attempted abdication reveals Walgreens’ failure to understand and/or acknowledge its role in a systematic risk scenario. We do not dispute that Walgreens has implemented measures to improve employee pay. But this framing completely misses the point. “Competitive” pay means little to employees who still must rely on Medicaid and SNAP benefits just to put food on the table and house and clothe their children. “Competitive” pay confers limited value if the entire industry underpays, as this one does.

2.	Walgreens highlights various employee benefits it provides, none of which allow its employees to cover their subsistence costs

Walgreens describes a serious of benefits and training programs it provides its employees. Such benefits are an important and necessary element of total compensation, but they do not fulfill the essential function of a living wage: to allow employees to cover their most basic costs of living.

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29 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing that Matters (April 30, 2021) Routledge.

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3.	Walgreens fails to recognize the reference point of greatest importance to diversified investors

It matters little how well or poorly a company performs relative to its industry if the industry as a whole is externalizing costs that damage critical systems that support a thriving economy. Essentially, Walgreens’ contention is that it is failing no worse than its peers. For diversified shareholders who absorb the costs of this failure, it would be better if the Company led a race to the top, creating the momentum necessary to ensure that full-time workers across the economy earned a living.

E.	Conclusion

Please vote “FOR” Item 7

By voting “FOR” Item 4, shareholders can urge Walgreens to pay a living wage and thus account directly for its effect on the labor force, upon which a thriving economy depends. Doing so would allow management to support its diversified shareholders’ interests in optimizing their entire portfolios.

The Shareholder Commons urges you to vote “FOR” Item 7 on the proxy, the Shareholder Proposal requesting that Walgreens pay a living wage, at the Walgreens Boots Alliance, Inc. Annual Meeting on January 25, 2024.

For questions regarding the Walgreens Boots Alliance, Inc. Proposal submitted by John Chevedden, please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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